UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Supplement for the month of February 2008.

Commission File Number: 1-31416

NIS GROUP CO., LTD.

(Translation of registrant’s name into English)

Shinjuku L-Tower 25F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo 163-1525
Japan

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F  X  Form 40-F

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes      No  X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EXHIBIT
EX-1 NOTICE, DATED FEBRUARY 20, 2008, REGARDING COMPLETION OF SETTLEMENT FOR ISSUANCE OF NEW SHARES THROUGH THIRD PARTY ALLOTMENT
EX-2 NOTICE, DATED FEBRUARY 20, 2008, REGARDING BOARD MEMBER'S REMUNERATION
EX-3 NOTICE, DATED FEBRUARY 20, 2008, REGARDING CHANGES IN MEMBERS OF THE BOARD OF DIRECTORS
EX-4 NOTICE, DATED FEBRUARY 20, 2008, REGARDING CHANGES IN MAJOR SHAREHOLDERS AND RELATED COMPANY
EX-5 NOTICE, DATED FEBRUARY 21, 2008, REGARDING CHANGE IN A SUBSIDIARY

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIS GROUP CO., LTD.

Date: February 22, 2008	By:	/s/ Hidetoshi Sawamura Hidetoshi Sawamura Executive Officer

EXHIBIT
Exhibit Number
1.	Notice, dated February 20, 2008, Regarding Completion of Settlement for Issuance of New Shares Through Third Party Allotment

2.	Notice, dated February 20, 2008, Regarding Board Member’s Remuneration

3.	Notice, dated February 20, 2008, Regarding Changes in Members of the Board of Directors

4.	Notice, dated February 20, 2008, Regarding Changes in Major Shareholders and Related Company

5.	Notice, dated February 21, 2008, Regarding Change in a Subsidiary